Mail Stop 6010

September 12, 2007

Via U.S. Mail and Facsimile to (858) 503-3301

Tim Hart
Chief Financial Officer
Maxwell Technologies, Inc.
9244 Balboa Avenue
San Diego, CA 92123

       Re: **Maxwell Technologies, Inc.**
               Form 10-K for the Fiscal-Year ended December 31, 2006
               Filed March 16, 2007
               Form 10-Q for the Fiscal-Quarter ended June 30, 2007
               File No. 001-15477

Dear Mr. Hart:

       We have reviewed your response dated August 8, 2007 and additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Tim Hart
Maxwell Technologies, Inc.
September 12, 2007
Page 2

Form 10-Q for the Fiscal-Quarter Ended June 30, 2007

Note 6 – Legal Proceedings, page 15

1.   We note that you have capitalized legal expenses associated with the Nesscap lawsuit in the amount of $1.4 million. Please tell us the accounting literature which supports your capitalization of the legal expenses from patent infringement litigation. Additionally, please clarify for us how management and your legal counsel have determined that it was probable you would succeed in the litigation.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations and Financial Condition – Quarter Ended June 30, 2007 Compared with Quarter Ended June 30, 2006, page 21

2.   We note that your discussion of the significant changes in sales, cost of sales and gross profit is limited and does not quantify the specific reasons for material changes in line items in the financial statements. Please revise future filings to present and quantify each significant factor that contributed to the changes, including offsetting factors, for sales, cost of sales and gross profit. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, separately describe and quantify the effects of changes in prices and volume of your product offerings on your operating results. Refer to Item 303 (a)(3)(iii) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief